March 13, 2007

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Filed: November 6, 2006

File No. 001-16441

Dear Mr. Spirgel:

We are responding to your letter dated March 5, 2007, in which you provided comment on the initial response of Crown Castle International Corp. (“Company”) to your letter dated February 7, 2007. In the February letter, you commented on the Company’s periodic report on Form 10-Q for fiscal quarter ended September 30, 2006. For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the response of the Company.

As noted in our response to your February letter, the Company received a letter from the SEC’s Division of Enforcement (“Enforcement”) on July 17, 2006 (“Enforcement Letter”) stating that it was conducting an informal inquiry into various matters related to the Company, including whether grants of stock options have been backdated. In response to the Enforcement Letter, the Company conducted a detailed review of its stock option practices during the third quarter of 2006 (“Review”). The Review found no inappropriate action in the administration of the Company stock options, but it resulted in the Company discovering errors in its accounting for equity-based compensation totaling approximately $84.0 million net cumulative increase to stock-based compensation expense (“$84M Adjustment”). Detailed information regarding the Company’s stock option practices and the results of the Review was submitted to and discussed with Enforcement. Prior to filing the Company’s periodic report on Form 10-Q for the fiscal quarter ended June 30, 2006, the Company informed Enforcement that the Company has concluded that the $84M Adjustment was immaterial. The primary Enforcement contact was John Popham at (817) 978-6448.

Staff Comment:

We have reviewed your letter dated February 15, 2007. As previously requested, please provide us your SAB 99 materiality analysis for each reporting period affected by the errors.

Company Response:

We respectfully submit the Company’s SAB 99 materiality analysis explaining how the Company determined that the errors were immaterial on a quantitative and qualitative basis, using the “rollover” method previously employed by the Company. The errors (“Errors”) relate solely to the $84M Adjustment. There were no other unadjusted audit differences to consider in the Company’s SAB 99 materiality analysis.

The following SAB 99 materiality analysis addresses the Company’s position with respect to the qualitative factors outlined in SAB 99. Please note the $84M Adjustment includes adjustments for fiscal years 1998 through 2006, with approximately $71.0 million (85%) related to years 1998 through 2000 (“$71M Adjustment”). The Company’s SAB 99 materiality analysis submitted on February 15, 2007 did not individually evaluate the impact of the $84M Adjustment on years 1998 through 2000, which are outside of the five-year table presented in the Company’s filed annual report on Form 10-K, for the fiscal year ended December 31, 2005 (“2005 10-K”). The $71M Adjustment would have been reflected as a debit to accumulated deficit and a credit to additional paid-in capital. The $71M Adjustment represents approximately 3.1% of total stockholders’ equity of $2.288 billion as of January 1, 2001. Since both accumulated deficit and additional paid-in capital are components of stockholders’ equity, the $71M Adjustment would have had no net impact on total stockholders’ equity disclosed in the five-year table in the 2005 10-K. Based on these factors and, in particular, the nature of the items giving rise to such amounts, the Company deemed further consideration of the materiality of the impact of the Errors in years 1998, 1999 and 2000 not relevant or useful to users or prospective users of the Company’s financial statements. However, in response to your comment letter dated March 5, 2007, the Company has included in its SAB 99 materiality analysis below the additional factors the Company previously considered in its evaluation of the materiality of the impact of the Errors in years 1998, 1999 and 2000.

SAB 99 Materiality Analysis

•

Whether the item arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The Errors are capable of precise measurement, with the exception of an approximate $1.0 million of the $84M Adjustment that is an estimate based upon a calculation from a Black-Scholes-Merton option pricing model, used to determine the fair value of modified stock options on the date of modification.

•

Whether the misstatement masks a change in earnings and other trends. The Errors do not mask a change in earnings trends for any of the years to which the Errors related, as illustrated in the following table:

	2005	2004(2)	2003	2002	2001	2000(1)	1999(1)	1998(1)	Total
						(As restated)	(As restated)	(As restated)
	(In millions)
Net income (loss), as reported	$(401.5)	$233.1	$(451.6)	$(316.3)	$(396.6)	$(302.0)	$(135.7)	$(43.6)
Adjustment	1.6	0.7	(5.4)	(2.8)	(7.4)	(18.5)	(6.3)	(45.8)	(83.9)

Net income (loss), as adjusted	$(399.9)	$233.8	$(457.0)	$(319.1)	$(404.0)	$(320.5)	$(142.0)	$(89.4)

The Company considered the above quantitative measures of materiality related to years 1998, 1999 and 2000, as well as the qualitative factors related to those years. Those qualitative factors included not only the factors outlined in SAB 99 (included in italicized type herein in this response letter) but also other relevant qualitative factors related to the nature of the items. First and foremost, as disclosed in the Company’s periodic report on Form 10-Q for the fiscal quarter ended June 30, 2006, $45.7 million of the $45.8 million adjustment for 1998 relates to the deemed modification of certain stock options as a result of entering into severance agreements (“1998 Severance Agreements”) with certain executives at the time of, and as disclosed in detail in the Company’s Form S-1 filed in connection with, the IPO. The 1998 Severance Agreements only affected outstanding stock options upon a qualified termination of an executive with the Company and, in the event of a qualified termination, provided for the vesting of outstanding unvested stock options and the potential extension of option exercise periods. None of these deemed modifications involved any pricing or re-pricing errors for any affected options or any instances of malfeasance.

In addition, $5.4 million of the $6.3 million adjustment for 1999 relates to the deemed modification of certain stock options as a result of entering into severance agreements in 1999 (“1999 Severance Agreements”) with two other executives, which agreements had terms similar to the 1998 Severance Agreements. Like the 1998 Severance Agreements, the 1999 Severance Agreements also only affected stock options upon a qualified termination of an executive with the Company and, in the event of a qualified termination, provided for the vesting of outstanding unvested stock options and the potential extension of option exercise periods. None of these deemed modifications involved and pricing or re-pricing errors for any affected options or any instances of malfeasance.

(1)	The Company previously restated its consolidated balance sheet as of December 31, 2004, and consolidated statements of operations and comprehensive income (loss) and stockholders’ equity for the years ended December 31, 2003 and 2004 to reflect the corrections of errors for certain non-cash items relating to the Company’s lease accounting practices. The restatement affected periods prior to 2003, including years 1998 through 2002. The impact of the restatement on such periods was reflected as an adjustment to opening accumulated deficit as of January 1, 2003. The restatement (“2005 Restatement”) was reported in the Company’s 2005 10-K filed in March 2006. See “Explanatory Note Regarding Restatement” in the Company’s 2005 Form 10-K. Additionally, the Company previously restated its consolidated balance sheet as of December 31, 2003 and consolidated statements of operations and comprehensive income (loss) and stockholders’ equity for the years ended December 31, 2002 and 2003 to reflect the corrections of errors for certain non-cash items relating to the Company’s lease accounting practices. The restatement affected periods prior to 2002, including years 1998 through 2001. The impact of the restatement on such periods was reflected as an adjustment to opening accumulated deficit as of January 1, 2002. The restatement (“2004 Restatement”) was reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (“2004 10-K”) filed in March 2005. See “Explanatory Note Regarding Restatement” in the Company’s 2004 10-K. Restated financial statements for (1) 1998, 1999 and 2000 as a result of the 2005 Restatement, and (2) 1998 and 1999 as a result of the 2004 Restatement have not been previously reported publicly; however, the net income (loss), as reported and net income (loss) per share, as reported amounts included in the tables have been restated to reflect the impact of the 2004 Restatement and 2005 Restatement.
(2)	Inclusive of income from discontinued operations of $534,688 for 2004, substantially all of which relates to the Company’s former U.K. operations.

Further, with respect to each of 1998, 1999 and 2000, please note the following additional relevant qualitative factors: (i) as discussed above, the $71M Adjustment has no impact on total stockholders’ equity disclosed in the 2005 10-K, (ii) the number of fiscal years that have elapsed and the number of subsequently filed results for the Company, combined with (a) subsequent acquisitions and dispositions by the Company and (b) subsequent changes in the capital structure, all of which when considered together limit the relevance and utility of the reported results for those years, (iii) the adjustments relate to a non-cash item, stock-based compensation expense, and (iv) the adjustments relate to stock-based compensation expense, which is excluded by definition from the primary metrics used by analysts to develop and evaluate the performance of both the Company and its peers.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. The Errors do not hide a failure to meet analysts’ consensus expectations for the Company. See the table below for net income (loss) per share, as reported and net income (loss) per share, as adjusted for the impact of the Errors.

	2005	2004(3)	2003	2002	2001	2000(1)	1999(1)	1998(1)
						(As restated)	(As restated)	(As restated)
Net income (loss) per share, as reported	$(2.07)	$0.88	$(2.34)	$(1.38)	$(2.22)	$(1.69)	$(1.03)	$(1.02)
Adjustment, per share	0.01	0.00	(0.03)	(0.01)	(0.03)	(0.10)	(0.05)	(1.08)

Net income (loss) per share, as adjusted	$(2.06)	$0.88	$(2.37)	$(1.39)	$(2.25)	$(1.79)	$(1.08)	$(2.10)

Consensus estimate of net income (loss) per share(4)	$(1.96)	$1.03	$(1.65)	$(1.60)	$(1.90)	$(1.47)	$(0.96)	N/A

Common shares outstanding – basic and diluted	217,759	221,693	216,947	218,028	214,246	178,588	131,466	42,518

Furthermore, stock-based compensation expense is a non-cash expense and does not impact either recurring cash flow or adjusted EBITDA, which are the metrics primarily used by the Company to analyze the current performance of its core businesses, its employee performance and a measure of its cash flow available for discretionary investments. These metrics are also the primary metrics used by analysts when developing expectations for the Company.

•	Whether the misstatement changes a loss into income or vice versa. As set forth in the table above, the Errors do not change a loss into income or income to loss in any affected period.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. Although, the Errors do concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability, CCUSA, each of the Company’s segments, including CCUSA, has historically had both a pre-tax loss and net loss, either with or without consideration of these Errors. The net income reflected by the Company in 2004 is the result of a significant gain realized by the Company on the disposition of its operations in the U.K.

(3)	Inclusive of income from discontinued operations per share of $2.42 for 2004, substantially all of which relates to the Company’s former U.K. operations.
(4)	Source: Reuters - Information unavailable for 1998; the Company was not followed by Reuters.

•

Whether the misstatement affects the registrant’s compliance with regulatory requirements. The Errors do not affect the Company’s compliance with regulatory requirements. The Company considered the impact of the Errors on compliance with both Internal Revenue Code Sections (“Section”) 162(m) and 409(a) during the Review. The Company has determined that the Errors did not cause any amounts previously deducted to be subject to disallowance rules under Section 162(m); and further, the Company has a very significant net operating loss tax position. The Company has also reviewed Section 409(a) and the Company has undertaken the necessary steps to comply with the Section 409(a). Further, all stock options granted since the Company’s initial public offering in August 1998 (“IPO”), have been non-qualified stock options for income tax purposes; and upon the exercise of all stock options, the Company has reported applicable income to the option holder and remitted income and employment taxes. No other regulatory requirements were affected.

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. As discussed in the Company’s periodic reports on Form 10-Q for the fiscal quarters ended June 30, 2006 and September 30, 2006, the Errors do not affect the Company’s compliance with its loan covenants for any affected period. The debt covenants in effect during the affected periods required the Company to maintain certain financial ratios based on measures of earnings or cash flow that exclude non-cash charges (including stock-based compensation charges), such as adjusted EBITDA. The Errors also do not affect the Company’s compliance with any other contractual requirements during the affected periods.

•

Whether the misstatement has the effect of increasing management’s compensation. The Errors do not have the effect of increasing management’s compensation. The Company has historically paid bonuses and awarded equity-based compensation based on (i) individual performance and (ii) the financial performance of the Company. The financial performance metrics historically used in the calculation of bonuses and equity awards excluded, by definition, stock-based compensation charges. The financial performance metrics have included adjusted EBITDA, recurring cash flow, and net sales in the affected periods.

•

Whether the misstatement involves concealment of an unlawful transaction. The Errors do not involve any malfeasance or the concealment of an unlawful transaction. An understanding of the Review (including the individuals involved with the Review) is useful to more fully appreciate the conclusions above and below. The initial scope of the Review was determined based on discussions with the Company’s external auditors, KPMG, and the Company’s Audit Committee (“Audit Committee”). Frequent meetings were held throughout the Review with the Audit Committee, with KPMG in attendance, to update the status, re-confirm the scope, discuss results, and consider the impact of the results on the Company’s previously issued financial statements. Further, the Company ceased the granting of stock options in 2003; and the Company’s accounting staff (including the Controller and Principal Accounting Officer) involved in the Review was not involved with the accounting for equity-based compensation prior to 2005.

•

Whether management has intentionally misstated items in the financial statements to “manage” reported earnings. Based on the Review, there is no evidence that the Company has intentionally misstated items in the financial statements to “manage” reported earnings. As mentioned previously, $45.7 million (55%) of the $84M Adjustment relates to the deemed modification of certain stock options issued prior to the IPO in August 1998. The stock options were deemed modified as a result of entering into the 1998 Severance Agreements with executives at the time of, and as disclosed in detail in the Company’s Form S-1 filed in connection with, the IPO. None of these deemed modifications involved any pricing or re-pricing errors for any affected options.

Before the Company filed its periodic report on Form 10-Q for the fiscal quarter ended June 30, 2006, the Company had several discussions with the Company’s Audit Committee, its external auditor, KPMG, and KPMG’s Department of Professional Practice. The Company’s Audit Committee, the KPMG Engagement Partner, the SEC Reviewing Partner, and Carmen Bailey in KPMG’s Department of Professional Practice all considered the Company’s SAB 99 materiality analysis of the Errors, and each of them concurred with the Company’s conclusion that the Errors were not material to any affected period.

Additional Detail With Respect to Adjustments

In response to your request to provide additional detail with respect to the adjustments made to the employee grants after the grant date, please note substantially all of the modifications to employee grants after the grant date relate to modifications of severance agreements in 1998 and 1999 totaling a combined $51.1 million, as discussed previously. The remainder of the $84M Adjustment is comprised of (i) $7.8 million related to Deal options, which are defined and discussed below, (ii) $20.6 million related to minor document deficiencies for certain stock options issued either (a) in 2000 in conjunction with the Company’s broad-based employee awards program or (b) from 1998 through 2002 to employees in conjunction with promotions or acceptance of employment, and (iii) $4.4 million related to various other modifications to stock options. Based on the Review, these stock options were deemed to have resulted in a measurement date different from the original measurement date used by the Company (typically the grant date). See the table below for a summary of the $84M Adjustment:

Award Category	Amount of Net Adjustment
(In millions)
1998 Severance Agreements	$45.7
1999 Severance Agreements	5.4
Deal awards	7.8
Annual, promotion and new-hire awards	20.6
Other modifications	4.4

Total	$83.9

As mentioned previously, $45.7 million of the $84M Adjustment relates to the deemed modification of certain stock options as a result of entering into the 1998 Severance Agreements at the time of the IPO. The 1998 Severance Agreements only affected outstanding stock options upon a qualified termination of an executive with the Company and, in the event of a qualified termination, provided for the vesting of outstanding unvested stock options and the potential extension of option exercise periods. As a result, in connection with the Review, we determined that the 1998 Severance Agreements were deemed to have modified the affected outstanding stock options and resulted in a new measurement date pursuant to APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”).

As mentioned previously, an additional $5.4 million of the $84M Adjustment relates to the deemed modification of certain stock options as a result of two other executives entering into the 1999 Severance Agreements, which agreements had terms similar to terms of the 1998 Severance Agreements. The 1999 Severance Agreements also only affected outstanding stock options upon a qualified termination of an executive with the Company and, in the event of a qualified termination, provided for the vesting of outstanding unvested stock options and the potential extension of option exercise periods. The 1999 Severance Agreements were also deemed to have modified the affected outstanding stock options and resulted in a new measurement date pursuant to APB 25.

Neither the 1998 Severance Agreements nor the 1999 Severance Agreements resulted in any changes to the exercise price of the affected stock options.

An additional $7.8 million of the $84M Adjustment relates to stock options granted to executives and other employees that had significant involvement in major acquisitions or other transactions that were consummated by the Company (“Deal”). The Deal plan under which these stock options were issued was disclosed in the Company’s Notice of Annual Meeting and Proxy Statement for each of 1999, 2000 and 2001 (“Proxies”). As disclosed in the Proxies, these stock options were priced based upon the closing price of the Company’s stock the day before the Deal was publicly announced; however, these stock options were contingent upon the successful closing of the deal. Based on the Review, we determined that the successful closing of the Deal was deemed a performance contingency under APB 25, and as a result the proper measurement date for the stock options was deemed to be the later of the closing date or the approval of the stock options by the Company’s Board of Directors.

* * * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3083. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,

/s/ W. Benjamin Moreland
W. Benjamin Moreland
Executive Vice President and Chief Financial Officer

Cc: Robert S. Littlepage

  Kenya Wright Gumbs